

October 14, 2014

Via E-mail
Ronald Prague
General Counsel
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807

Re: **Synchronoss Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2013
        Filed February 26, 2014
        File No. 000-52049

Dear Mr. Prague:

We have reviewed your letter dated October 3, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 19, 2014.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

1.   We note your response to prior comment 1. ASC 275-10-50-18 requires disclosure of concentrations in the volume of business conducted with a particular customer and ASC 280-10-50-42 requires disclosure of the amount of revenues generated for each customer when revenue from that customer exceeds 10% of total revenues. Therefore, please

Ronald Prague
Synchronoss Technologies, Inc.
October 14, 2014
Page 2

confirm that you will revise your future filings to provide the requested disclosure and provide us with a draft of your proposed disclosure revisions.

You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief